UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

TYCO INTERNATIONAL LTD.
(Exact name of the registrant as specified in its charter)

Switzerland	98-0390500
(Jurisdiction of Incorporation)	(IRS Employer Identification Number)
001-13836
(Commission File Number)

Victor von Bruns-Strasse 21
CH-8212 Neuhausen am Rheinfall, Switzerland
(Address of Principal Executive Offices, including Zip Code)

41-52-633-02-44
(Registrant’s Telephone Number, including Area Code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

1.	Conflict Minerals Disclosures

Tyco International Ltd. (the “Company”) has filed as an exhibit to this Specialized Disclosure Form a Conflict Minerals Report in accordance with the requirements of Rule 13p-1 of the Securities Exchange Act of 1934. The Conflict Minerals Report is also available on the Company’s Internet site at www.tyco.com.

2.	Exhibits

Exhibit 1.01 - Conflict Minerals Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TYCO INTERNATIONAL LTD.
(Registrant)

	By:	/s/ JUDITH A. REINSDORF
Judith A. Reinsdorf
Executive Vice President and General Counsel

Date: June 2, 2014